SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 30, 2003

INTERCONTINENTAL HOTELS GROUP PLC

(Registrant’s name)

67 Alma Road

Windsor, Berkshire SL4 3HD

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Recent Developments

Trading Update

The following trading update is for the sixth month period ended June 30, 2003. The information provided below is unaudited.

Operating profit for the hotels segment of InterContinental Hotels Group PLC (“IHG”) was down 23.6% in U.S. dollar terms (31.7% in U.K. sterling terms) for the six month period ended June 30, 2003 over the same period last year. The Americas region operating profit was flat at $134 million. The Americas region’s owned and leased business continued to gain market share, and the managed and franchised business remained robust. Operating profit in the Europe, Middle East and Africa (“EMEA”) region was down by £25 million to £30 million for the six-month period ended June 30, 2003. The owned and leased business was affected by the reduction in U.S. visitors to the region and the depressed euro zone economy. The Asia Pacific region’s operating profit was down by $15 million to $5 million for the six month period ending June 30, 2003. The reduction was partly a consequence of the effect of the severe acute respiratory syndrome virus (“SARS”) during the period, with the InterContinental Hong Kong particularly affected.

Operating profit in the soft drinks segment of IHG was up 14.7% for the six month period ended June 30, 2003 over the same period last year. Sales volumes were 3.2% higher than the previous year.

Sale of London May Fair Hotel Limited

On August 18, 2003, IHG announced that it had entered into a contract to sell London May Fair Hotel Limited, the holding company for the InterContinental May Fair London, to Radisson Hotels International Inc. for £115 million in cash, representing a small discount to book value, which includes the costs associated with the cancelled refurbishment by IHG of the property. Following the sale, the InterContinental brand will continue in London with the owned flagship hotel at Hyde Park Corner, the InterContinental London, and the managed property at Portland Square, the InterContinental Churchill London. The proceeds from this sale have been received by IHG.

Eurobond Offering

On October 7, 2003, IHG announced that it had successfully launched and priced an offering of €600 million of Euro denominated bonds guaranteed by Six Continents PLC under its recently completed €1 billion Euro Medium Term Note facility. The bonds, which have a final maturity date of October 20, 2010, will carry a coupon of 4.75% payable annually. The proceeds were received on October 20, 2003, on which date the $887 million 364-day tranche of the syndicated loan facility was cancelled.

Acquisition of Candlewood Suites Brand

On October 28, 2003, IHG announced an agreement to acquire the Candlewood Suites brand and increase the company’s management portfolio by more than 30% in the Americas region. The deal, subject to shareholder approval by Candlewood Hotel Corporation (“CNDL”) in December 2003, will increase IHG’s brand portfolio to six brands, as well as add 108 hotels and nearly 12,500 rooms in the Americas. Candlewood Suites is an established midscale extended stay brand whose hotels are all purpose-built and are on average less than five years old. This two part transaction involves three parties: IHG, CNDL and Hospitality Properties Trust (“HPT”). IHG will acquire for $15 million in cash the Candlewood Suites brand from CNDL and be licensor on all current and future franchise agreements. IHG will enter into an agreement with HPT, which owns 64 Candlewood Suites hotels and will purchase an additional 12, to manage these 76 properties. The management agreements will be for 25 years with options to extend.

Forward-Looking Statement

This document contains certain forward-looking statements as defined under Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group PLC does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by InterContinental Hotels Group PLC and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which InterContinental Hotels Group PLC operates; the impact of the European Economic and Monetary Union; the ability of InterContinental Hotels Group PLC to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in “Item 3 – Key Information – Risk Factors” in the Six Continents PLC Form 20-F for the financial year ended September 30, 2002 filed with the United States Securities and Exchange Commission and in the Report on Form 6-K of InterContinental Hotels Group PLC dated August 19, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ A. Stern

Name:	A. STERN
Title:	Director of Treasury
Date:	October 30, 2003